Medical Makeover Corporation of America
                      500 Australian Ave. South, Suite 700
                            West Palm Beach, FL 33401



September 16, 2008


Craig Wilson
Senior Assistant Chief Accountant
US Securities and Exchange Commission
Washington, DC 20549

   RE:      Medical Makeover Corporation of America
            Form 10-KSB for the Fiscal Year Ebded December 31, 2007 Filed April 14, 2008
            File No. 000-30621


Dear Mr. Wilson:

Hereby is our response to your comment letter of July 21, 2008.

1. Our officers did conclude that our disclosure controls and procedures are designed and effective to ensure that the information required to be disclosed in reports filed with the Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and also designed to ensure that the information required to be disclosed in the reports we file is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.

We believed that our disclosure controls and procedures were effective. We now realize that with regard to the change in the SEC rules regarding the proper form to file our quarterly reports we failed to note the change. We have re-evaluated our system of controls and made some modifications which we expect will be effective on a going forward basis.

2. Even though we believe that Item 8.A.(b) is clear that we did, in fact, perform an assessment of internal control over financial reporting, we are filing an amendment to our Form 10-KSB to ensure such clarity.

3. Since we did perform the assessment and report of internal control over financial reporting, and we are simply revising Item 8.A. (b) to clearly reflect such, we believe that such revision is responsive to this comment.

4. We note your comment. We have filed our June 30, 2008 quarterly report on Form 10-Q.

5.   We note your comment and thank you for the information.



Sincerely,

/s/ Douglas P. Martin
Douglas P. Martin
President and Chairman